Exhibit 99.4

PRESS RELEASE

First antimalarial treatments produced

with semisynthetic artemisinin enter market

- First shipment marks a critical step in improving access to treatment worldwide -

Paris, France, and South San Francisco, United States - August 12, 2014 - Sanofi (Euronext: SAN and NYSE: SNY) and PATH today announced the delivery of the first large-scale batches of antimalarial treatments manufactured with a new semisynthetic artemisinin derivative to malaria endemic countries in Africa. The shipment signals a new era of lifesaving drugs made with safe, high-quality, and affordable artemisinin that is non-seasonal. By complementing botanically-derived supplies, the new option can widen access to treatment for millions sickened by malaria every year - most of them young children in African countries.

More than 1.7 million treatments of Sanofi’s ArteSunate AmodiaQuine Winthrop ® (ASAQ - fixed dose artemisinin-based combination therapy), manufactured with semisynthetic artesunate in Morocco, are being shipped from Sanofi’s distribution centre to Burkina Faso, Burundi, Democratic Republic of the Congo, Liberia, Niger, and Nigeria over the next few months.

“This shipment represents a critical step in improving access to effective treatments and combatting malaria in some of the most affected countries in the world,” said Dr Robert Sebbag, vice president of Sanofi’s Access to Medicines. “Sanofi is proud that these first batches of antimalarial medicines produced with semisynthetic artemisinin derivative are on the way to reaching patients. This milestone is the result of the enduring partnership between PATH and Sanofi that has translated years of effort into lifesaving change.”

Both artesunate, the active ingredient produced from semisynthetic artemisinin, and semisynthetic artemisinin itself, have been shown to be identical to those derived from botanical sources. Consequently, there are no changes to the quality of ASAQ Winthrop®.

“Semisynthetic artemisinin demonstrates how public-private partnerships, tenacity, and an urgent and shared goal - saving children’s lives - can drive promising innovations to transformative global scale,” says Steve Davis, President and CEO of PATH. “As we work together toward a world free of malaria, we are thrilled to see this cutting-edge technology reach the people whose lives it can save. We are proud to join Sanofi and our partners in celebrating this achievement.”

Artemisinin is a key ingredient in artemisinin-based combination therapies, recommended by the World Health Organization (WHO) as the first-line treatment for infection with the most deadly form of malaria. The existing botanical supply of artemisinin, derived from the sweet wormwood plant, is volatile due to a number of factors, resulting in inconsistent price and periodic shortages. Sanofi is committed to producing semisynthetic artemisinin using a no-profit, no-loss pricing model, and supplying it to WHO-prequalified manufacturers. Multiple sources of high-quality artemisinin can strengthen the artemisinin supply chain, stabilize pricing, and ensure greater availability of treatment to people suffering from malaria.

Last year, PATH and Sanofi launched commercial production of semisynthetic artemisinin at Sanofi’s Garessio site in Italy. In May 2013, the WHO’s Prequalification of Medicines Programme announced the acceptability of semisynthetic artemisinin produced by Sanofi for use in the manufacture of artemisinin-derived active substances. This decision serves as an endorsement of the quality of semisynthetic artemisinin and minimizes the regulatory burden on manufacturers who plan to use it in their products, offering a clear path to a stronger artemisinin supply chain worldwide.

In the future, sustained production of semisynthetic artemisinin can help scale up global efforts to combat malaria. Sanofi currently has the capacity to produce 50 to 60 metric tons annually, which corresponds to a third of the global annual need for artemisinin and translates to up to 125 million lifesaving treatments.

About the partnership

The partnership for semisynthetic artemisinin is led by PATH’s Drug Development program, and is funded by the Bill & Melinda Gates Foundation. The project began in 2004, and partners include Sanofi, the University of California, Berkeley (UC Berkeley), and Amyris. The novel use of synthetic biology technology is based on pioneering inventions from the UC Berkeley, Amyris, the National Research Council Canada Plant Biotechnology Institute, and GenoClipp Biotechnology BV. The chemistry expertise and the industrial experience and capacity of Sanofi helped bring this project from small laboratory experiments to production on the factory floor.

About PATH

PATH is the leader in global health innovation. As an international nonprofit organization, its work saves lives and improves health, especially among women and children. PATH accelerates innovation across five platforms - vaccines, drugs, diagnostics, devices, and system and service innovations - that harness its entrepreneurial insight, scientific and public health expertise, and passion for health equity. By mobilizing partners around the world, PATH takes innovation to scale, working alongside countries primarily in Africa and Asia to tackle their greatest health needs. Together, they deliver measurable results that disrupt the cycle of poor health. Learn more at www.path.org.

About PATH’s Drug Development program

PATH’s Drug Development program works to develop and ensure the availability and accessibility of safe and effective new medicines for diseases disproportionately affecting people in developing countries. For more information, please visit http://sites.path.org/drugdevelopment/.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Contacts : Media Relations Laurence Bollack Tél. :+33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Sébastien Martel Tél. : +33 (0)1 53 77 45 45 ir@sanofi.com

PATH Contacts: Media Relations Elena Pantjushenko Tél. : +1 (650) 392 - 2537 epantjushenko@path.org